November 18, 2024

Bharatt Chowrira
Chief Financial Officer
PureTech Health plc
6 Tide Street, Suite 400
Boston, MA 02210

        Re: PureTech Health plc
            Form 20-F for the fiscal year ended December 31, 2023
            Filed April 25, 2024
            File No. 001-39670
Dear Bharatt Chowrira:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:    Charles Sherwood